                                                                                                                                                                                                                                                                                                                                                 CoStar Group, Inc.
                                                                                                                                                                                                                                                                                                                                                 ________________________________

                                                                                                                                                                                                                                                                                                                                                 2 Bethesda Metro Center
                                                                                                                                                                                 10th Floor
                                                                                                                                                                                 Bethesda, MD 20814-5388
                                                                                                                                                                                 ________________________________
                                                                                                                                                                                 301.215.8300  tel
                                                                                                                                                                                 800.204.5960  toll free
                                                                                                                                                                                 301.718.2444  fax
                                                                                                                                                                                 800.613.1301  toll  free fax
                                                                                                                                                                                 ________________________________
                                                                                                                                                                                 www.costar.com
                                                                                                                                                                                 NASDAQ:  CSGP

August 27, 2010

VIA EDGAR AND FACSIMILE
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:	CoStar Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2009, filed on February 26, 2010 (the “Form 10-K”), the Company respectfully submits the following response to the comment included in your letter dated August 23, 2010.  Your comment is set forth below, followed by the Company’s response.

* * * * *

Comment

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

1.
We note from your response to prior comment 1 that your discussion of bookings in your earnings transcripts relates to the company’s “net new annualized sales,” which you determine based on new contracts or upsales on existing contracts, less write downs and cancellations for the reported period.  We further note that you include a discussion of customer cancellations, reductions of services and failure to pay in your MD&A Overview;

however, you do not quantify such amounts.  Considering you provide a quantified discussion of contract renewal rates, tell us how you considered also quantifying the cancellation rates during the same period.  In this regard, to the extent that your customer renewals and cancellations are expected to impact the variability of your revenues and results of operations, both a quantitative and qualitative discussion of such rates would seem useful in evaluating your operating performance.  We refer you to Section III.B.1 of SEC release 34-48960.

Response

The Company respectfully advises the Staff that the customer cancellation rate (defined as the value of subscription-based contracts cancelled divided by total subscription revenue for the applicable period) is inversely related to the contract renewal rate.  For example, in the Form 10-K, the Company disclosed that its contract renewal rate for the twelve months ended December 31, 2009 was approximately 85%. The Company believes the 15% cancellation rate in this example is inferred from the discussion of the Company's contract renewal rate. However, the Company acknowledges the Staff's comment and in future filings will enhance its disclosures to include a description of the method used to calculate the contract renewal rate and explain the relationship between the contract renewal and cancellation rates so that an investor is able to easily determine the cancellation rate.

* * * * *

We believe that the foregoing is responsive to your comment.  We understand that you will be reviewing the Company’s response and may have additional comments.  Please feel free to contact the undersigned at (301) 664-9132 or Jonathan Coleman at (301) 280-3859 with any questions you may have concerning the Company’s response.

Please also note that the Company’s fax number has changed.  Please use (301) 664-9176 for future correspondence transmitted via facsimile.  Thank you for your assistance.

                          Very truly yours,

                                                                                                                                                                                                                      /s/ Brian J. Radecki

                          Brian J. Radecki
                          Chief Financial Officer

cc:           Jonathan Coleman, General Counsel, CoStar Group, Inc.